Mail Stop 3010

June 2, 2010

Via U.S. Mail and Fax (914) 640-8310
Mr. Vasant M. Prabhu
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
1111 Westchester Avenue
White Plains, NY 10604

      RE: **Starwood Hotels & Resorts Worldwide, Inc.**
               Form 10-K for the year ended December 31, 2009
               Filed February 25, 2010
               File No. 1-07959

Dear Mr. Prabhu:

We have reviewed your response letter dated May 7, 2010 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risks Relating to Operations in Syria, page 10

1. We note your discussion of risks related to your operations in Syria, a country identified by the State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Please provide us with information regarding the nature and extent of any other direct or indirect contacts with Syria since your letter to the staff dated February 27, 2006, including any agreements,

commercial arrangements, or other contacts you have had with the Syrian government or entities controlled by the Syrian government since that time.

Note 2 Significant Accounting Policies

Frequent Guests Programs, page F-10

2. We have reviewed your response to prior comment 7. Please clarify whether the SPG program is consolidated by the company. Please tell us how the fee paid to the SPG program by the owned hotel and for the franchised and managed hotels compares to the amount of the liability recorded by the company for the estimated future redemption obligation. Tell us how the amount recorded as a liability differs from the fair value of the obligation as of that date. If the amounts differ, please explain why

3. Tell us the components of the accounting entry made by the company to record the redemption obligation for owned hotels. Tell us how this compares to the entry made to record the redemption obligation for managed and franchised hotels and explain the reasons for the differences.

4. Since the future redemption obligation is recorded at fair value, tell us what consideration you gave to including the disclosures for level 3 assets included in Topic 820-10 of the FASB Accounting Standards Codification.

Note 16. Other Liabilities, page F-32

5. We have reviewed your response to prior comment 9. It appears that in exchange for $250 million that you gave American Express SPG points that they may then provide as rewards to their customers. Please clarify to us why the liability related to the co-branded credit card agreement is reduced ratably over five years instead of as points are redeemed. Also, tell us how the amount received compares to the fair value of your future redemption obligation.

Proxy Statement on Schedule 14A

Long-term Incentive Compensation, page 28

6. We note that you awarded restricted stock and stock options to your named executive officers in 2009. Please tell us how the compensation committee arrived at the specific award amounts. Confirm for us that you will include similar disclosure in your future filings.

*   *   *   *

Please respond to the comments included in this letter within ten business days.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at 202-551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant